UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
CNA Surety Corporation

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
12612L1008

(CUSIP Number)
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 29, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	12612L1008	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Continental Casualty Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
(1) Continental Casualty Company owns 26,612,258 shares directly and 812,889 shares indirectly through its subsidiary The Continental Insurance Company. The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company and its direct and indirect parent companies, each specifically disclaims beneficial ownership of the securities held by its subsidiaries.

CUSIP No.	12612L1008	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS The Continental Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(2) The Continental Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS CNA Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(3) CNA Financial Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

CUSIP No.	12612L1008	Page	5	of	8 Pages

1	NAMES OF REPORTING PERSONS Loews Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		27,425,147 (4)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

27,425,147 (4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,425,147 (4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

61.9% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
(4) Loews Corporation holds none of the shares directly and specifically disclaims beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental Casualty Company (26,612,258 shares) and The Continental Insurance Company (812,889 shares). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

     This Amendment No. 2 amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 27, 2000 by Continental Casualty Company, an Illinois insurance company (“Continental”), CNA Financial Corporation, a Delaware corporation (“CNAF”), and Loews Corporation, a Delaware corporation (“Loews”), as amended by Amendment No. 1 filed on May 31, 2000 by Continental, CNAF and Loews and is filed by Continental, CNAF, Loews and The Continental Corporation, a New York corporation (“TCC”, together with Continental, CNAF and Loews, the “Reporting Persons”).
Item 1. Security and Issuer.
     Item 1 of Schedule 13D is hereby amended in its entirety to read as follows:
     The name of the issuer is CNA Surety Corporation, a company organized under the laws of Delaware (“Surety”), which has its principal executive offices at 333 South Wabash Avenue, Chicago, Illinois 60604-4107.
     The class of equity securities to which this statement relates is the common stock (the “Common Stock”), par value $.01 per of Surety.
Item 2. Identity and Background.
     Item 2 of Schedule 13D is hereby amended in its entirety to read as follows:
     This Schedule 13D is filed by the Reporting Persons. The principal address of Continental, TCC and CNAF is 333 South Wabash Avenue, Chicago, Illinois 60604-4107. The principal address of Loews is 667 Madison Avenue, New York, New York 10065-8087.
     Continental, an Illinois insurance company, is a property and casualty insurance company and wholly-owned subsidiary of CNAF.
     CNAF, a Delaware corporation, and TCC, a New York corporation and wholly-owned subsidiary of CNAF, are holding companies which derive substantially all of their operating income and cash flow from their subsidiaries, whose lines of business include commercial property and casualty insurance and related services.
     Loews, a Delaware corporation, is a holding company which derives substantially all of its operating income and cash flow from its subsidiaries. In addition to CNAF (a 90% owned subsidiary), Loews’s subsidiaries are engaged in the following lines of business: the operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 50.4% owned subsidiary), exploration, production and marketing of natural gas and natural gas liquids (HighMount Exploration & Production LLC, a wholly-owned subsidiary), the operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 66% owned subsidiary) and the operation of hotels (Loews Hotels Holding Corporation, a wholly-owned subsidiary).
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Reporting Persons (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Annex A and is incorporated by reference herein.
     During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Sources and Amount of Funds or Other Considerations.
     Item 3 of Schedule 13D is hereby amended by inserting the following at the end thereof:
     CNA estimates that the aggregate consideration that would be required to acquire the shares of Common Stock in the proposed transaction described in Item 4 would be approximately $375 million. The shares of Common

6

Stock that would be acquired in connection with the proposed transaction would be purchased with internally available resources.
     Item 4. Purpose of Transaction.
     Item 4 of Schedule 13D is hereby amended by inserting the following at the end thereof:
     On October 29, 2010, CNAF sent a letter to the CEO of Surety stating that it proposes to acquire all of the outstanding shares of Common Stock that Continental and its subsidiaries do not currently own for $22 per share in cash (the “Proposal”) and on November 1, 2010 issued a related press release. A copy of the proposal letter and press release are being filed herewith as Exhibits D and E, respectively, and are incorporated by reference into this Item 4.
     The Proposal may result in one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of Surety, a merger or other extraordinary transaction involving Surety, the delisting of the shares of Common Stock from the New York Stock Exchange and the shares of Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.
     CNAF reserves the right to modify or withdraw the Proposal at any time.
     This Schedule 13D is not an offer to purchase or a solicitation of an offer to sell any securities. Any solicitation or offer will only be made through separate materials filed with the SEC. Surety stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. Surety stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. Surety stockholders will also be able to obtain these documents that are filed by CNAF (when available) for free from CNAF at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604-4107.

Item 5. Interest in Securities of the Issuer.
     Item 5 of Schedule 13D is hereby amended in its entirety to read as follows:
     (a) Continental owns 26,612,258 shares directly and 812,889 shares indirectly through its subsidiary The Continental Insurance Company (“CIC”). The characterization of shared dispositive power with the parent company is made solely as a consequence of SEC interpretations regarding control of the subsidiary. Continental Casualty Company specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     TCC, CNAF and Loews hold none of the shares of Common Stock directly and specifically disclaim beneficial ownership of the securities identified herein. The securities identified are held by the following subsidiaries in the following amounts: Continental (26,612,258 shares) and CIC (812,889 shares). The characterization of shared dispositive power with the parent companies is made solely as a consequence of SEC interpretations regarding control of the subsidiaries.

	Continental		TCC		CNAF		Loews
Amount Beneficially Owned	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)
Percent of Class	61.9%		61.9%		61.9%		61.9%

(1)	Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Does not include 5,050 shares of Common Stock held by executive officers and directors of Loews. Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     (b) Number of shares as to which such person has:

7

	Continental		TCC		CNAF		Loews
Sole power to vote or to direct the vote	0		0		0		0
Shared power to vote or to direct the vote	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)
Sole power to dispose or to direct disposition of	0		0		0		0
Shared power to dispose or to direct disposition of	27,425,147	(1)	27,425,147	(2)	27,425,147	(3)	27,425,147	(4)

(1)	Continental specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(2)	TCC specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(3)	CNAF specifically disclaims beneficial ownership of the securities held by its subsidiaries.

(4)	Does not include 5,050 shares of Common Stock held by executive officers and directors of Loews. Loews specifically disclaims beneficial ownership of the securities held by its subsidiaries.
     (c) None of Continental, TCC, CNAF or Loews, nor to their best knowledge, any of the Listed Persons have effected any transactions in the shares of Common Stock during the sixty day period prior to the date hereof.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of Schedule 13D is hereby amended in its entirety to read as follows:
     Other than the Proposal described in Item 4 and the ownership described in Item 5, there are no contracts, arrangements, understandings or relationships with respect to securities of Surety.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibit(s) to the end thereof:
     Exhibit D            Proposal Letter dated October 29, 2010
     Exhibit E            Press Release dated November 1, 2010
     Exhibit F            Joint Filing Agreement dated as of November 1, 2010

8

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2010

CONTINENTAL CASUALTY COMPANY
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

THE CONTINENTAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

CNA FINANCIAL CORPORATION
By:	/s/ Jonathan D. Kantor
Jonathan D. Kantor
Executive Vice President, General Counsel and Secretary

LOEWS CORPORATION
By:	/s/ Gary W. Garson
Gary W. Garson
Senior Vice President, General Counsel and Secretary

9

EXHIBIT INDEX

Exhibit A	Press Release dated March 20, 2000*

Exhibit B	Press Release dated May 26, 2000*

Exhibit C	Joint Filing Agreement*

Exhibit D	Proposal Letter dated October 29, 2010 **

Exhibit E	Press Release dated November 1, 2010**

Exhibit F	Joint Filing Agreement dated as of November 1, 2010**

*	Previously filed

**	Filed herewith

ANNEX A
Information Concerning the Executive Officers and Directors of the Reporting Persons
CONTINENTAL CASUALTY COMPANY
     The following table sets forth the name, citizenship and present principal occupation or employment for each director and executive officer of Continental. The address of each director and executive officer is 333 South Wabash Avenue, Chicago, Illinois 60604-4107.

Present Principal Occupation or Employment,
Principal Business and Address of any Corporation
or other Organization in which such Employment
Name	Citizenship	is Conducted
Thomas F. Motamed Chairman of the Board, Chief Executive Officer & President	U.S.	Chairman of the Board of and Chief Executive Officer of CNAF, TCC and the CNA insurance companies

Thomas Pontarelli Director, Executive Vice President and Chief Administrative Officer	U.S.	Executive Vice President and Chief Administrative Officer of TCC and the CNA insurance companies

D. Craig Mense Director, Executive Vice President & Chief Financial Officer	U.S.	Executive Vice President & Chief Financial Officer of CNAF, TCC and the CNA insurance companies

Jonathan D. Kantor Director, Executive Vice President, General Counsel & Secretary	U.S.	Executive Vice President, General Counsel and Secretary of CNAF, TCC and the CNA insurance companies

Larry A. Haefner Director, Executive Vice President and Chief Actuary	U.S.	Executive Vice President & Chief Actuary of the CNA insurance companies

Peter W. Wilson President & Chief Operating Officer, CNA Specialty	U.S.	President and Chief Operating Officer of CNA Specialty of the CNA insurance companies

Robert A. Lindemann President & Chief Operating Officer, CNA Commercial	U.S.	President and Chief Operating Officer, CNA Commercial of the CNA insurance companies

Timothy J. Szerlong President, Worldwide Field Operations	U.S.	President, Worldwide Field Operations of the CNA insurance companies

George R. Fay Executive Vice President, Worldwide Property & Casualty, Claims	U.S.	Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies

Dennis R. Hemme Senior Vice President & Treasurer	U.S.	Senior Vice President & Treasurer of TCC and the CNA insurance companies

THE CONTINENTAL CORPORATION
     The following table sets forth the name, citizenship and present principal occupation or employment for each director and executive officer of TCC. The address of each director and executive officer is 333 South Wabash Avenue, Chicago, Illinois 60604-4107.

Present Principal Occupation or Employment,
Principal Business and Address of any Corporation
or other Organization in which such Employment
Name	Citizenship	is Conducted
Thomas F. Motamed Chairman of the Board, Chief Executive Officer & President	U.S.	Chairman of the Board of and Chief Executive Officer of CNAF, TCC and the CNA insurance companies

Thomas Pontarelli Director	U.S.	Executive Vice President and Chief Administrative Officer of TCC and the CNA insurance companies

D. Craig Mense Director, Executive Vice President & Chief Financial Officer	U.S.	Executive Vice President & Chief Financial Officer of CNAF, TCC and the CNA insurance companies

Jonathan D. Kantor Director, Executive Vice President, General Counsel & Secretary	U.S.	Executive Vice President, General Counsel and Secretary of CNAF, TCC and the CNA insurance companies

Larry A. Haefner Director	U.S.	Executive Vice President & Chief Actuary of the CNA insurance companies

Stathy Darcy Senior Vice President & Deputy General Counsel	U.S.	Senior Vice President & Deputy General Counsel of CNAF, TCC and the CNA insurance companies

Lawrence J. Boysen Senior Vice President & Corporate Controller	U.S.	Senior Vice President & Corporate Controller of CNAF, TCC and the CNA insurance companies

Dennis R. Hemme Senior Vice President & Treasurer	U.S.	Senior Vice President & Treasurer of TCC and the CNA insurance companies

CNA FINANCIAL CORPORATION
     The following table sets forth the name, citizenship and present principal occupation or employment for each director and executive officer of CNAF. Unless otherwise indicated, the address of each director and executive officer is 333 South Wabash Avenue, Chicago, Illinois 60604-4107.

Present Principal Occupation or Employment,
Principal Business and Address of any
Corporation or other Organization in which
Name	Citizenship	such Employment is Conducted
Paul J. Liska Director	U.S.	Private investor

Jose O. Montemayor Director	U.S.	Principal of Black Diamond Capital Partners I, LP, a specialty private equity firm focused on insurance sector investments Black Diamond Capital Partners
515 Congress Avenue
Suite 2220
Austin, Texas 78701

Don M. Randel Director	U.S.	President of the Andrew W. Mellon Foundation, a charitable foundation The Andrew W. Mellon Foundation 140 East 62nd Street New York, New York 10065

Joseph Rosenberg Director	U.S.	Chief Investment Strategist of Loews Loews Corporation 667 Madison Avenue New York, New York 10065

Andrew H. Tisch Director	U.S.	Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee of Loews Loews Corporation 667 Madison Avenue New York, New York 10065

James S. Tisch Director	U.S.	Office of the President, President and Chief Executive Officer of Loews Loews Corporation 667 Madison Avenue New York, New York 10065

Marvin Zonis Director	U.S.	Professor Emeritus of International Political Economy, Leadership and E-Commerce at the Booth School of Business of the University of Chicago
Marvin Zonis + Associates, Inc.
14507 Golf Road
Orland Park, IL 60462

Present Principal Occupation or Employment,
Principal Business and Address of any
Corporation or other Organization in which
Name	Citizenship	such Employment is Conducted
George R. Fay Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies	U.S.	Executive Vice President, Worldwide Property & Casualty Claim of the CNA insurance companies

Larry A. Haefner Executive Vice President & Chief Actuary of the CNA insurance Companies	U.S.	Executive Vice President & Chief Actuary of the CNA insurance companies

Jonathan D. Kantor Executive Vice President, General Counsel and Secretary	U.S.	Executive Vice President, General Counsel and Secretary of CNAF, TCC and the CNA insurance companies

Robert A. Lindemann President and Chief Operating Officer, CNA Commercial of the CNA insurance companies	U.S.	President and Chief Operating Officer, CNA Commercial of the CNA insurance companies

D. Craig Mense Executive Vice President & Chief Financial Officer	U.S.	Executive Vice President & Chief Financial Officer of CNAF, TCC and the CNA insurance companies

Thomas F. Motamed Chairman of the Board and Chief Executive Officer	U.S.	Chairman of the Board of and Chief Executive Officer of CNAF, TCC and the CNA insurance companies

Thomas Pontarelli Executive Vice President & Chief Administrative Officer of the CNA insurance companies	U.S.	Executive Vice President and Chief Administrative Officer of the CNA insurance companies

Timothy J. Szerlong President, Worldwide Field Operations of the CNA insurance companies	U.S.	President, Worldwide Field Operations of the CNA insurance companies

Peter W. Wilson President and Chief Operating Officer CNA Specialty of the CNA insurance companies	U.S.	President and Chief Operating Officer of CNA Specialty of the CNA insurance companies

LOEWS CORPORATION
     The following table sets forth the name, citizenship and present principal occupation or employment for each director and executive officer of Loews. Unless otherwise indicated, the address of each director and executive officer is 667 Madison Avenue, New York, New York 10021-8087.

Present Principal Occupation or Employment,
Principal Business and Address of any Corporation
or other Organization in which such Employment
Name	Citizenship	is Conducted
Ann E. Berman Director	U.S.	Retired

Joseph L. Bower Director	U.S.	Baker Foundation Professor of Business Administration at Harvard University Harvard Business School Morgan Hall 467 Soldiers Field Boston, Massachusetts 02163

Charles M. Diker Director	U.S.	Managing Partner of Diker Management LLC, a registered investment adviser Diker Management LLC 730 Fifth Ave. New York, New York 10019

Jacob A. Frenkel Director	U.S.	Chairman of the Group of Thirty, a nonprofit consultative group on international economic and monetary affairs JPMorgan Chase International 270 Park Ave. New York, New York 10017

Paul J. Fribourg Director	U.S.	Chairman of the Board, President and Chief Executive Officer of Continental Grain Company, a producer of pork and poultry products and provider of cattle feeding services
Continental Grain Company
277 Park Ave.
New York, New York 10172

Walter L. Harris Director	U.S.	President and Chief Executive Officer of Tanenbaum-Harber Co., Inc., an insurance brokerage firm. Tanenbaum-Harber Co., Inc. 320 W. 57th St. New York, New York 10019

Philip A. Laskawy Director	U.S.	Retired Chairman and Chief Executive Officer of Ernst & Young LLP, a professional services organization Ernst & Young 5 Times Square New York, New York 10036

Present Principal Occupation or Employment,
Principal Business and Address of any Corporation
or other Organization in which such Employment
Name	Citizenship	is Conducted
Ken Miller Director	U.S.	President and Chief Executive Officer of Ken Miller Capital LLC, a merchant banking firm Ken Miller Capital, LLC 1230 Ave. of the Americas New York, NY 10020

Gloria R. Scott Director	U.S.	Retired

David B. Edelson Senior Vice President	U.S.	Senior Vice President of Loews

Gary W. Garson Senior Vice President General Counsel and Secretary	U.S.	Senior Vice President, General Counsel and Secretary of Loews

Herbert C. Hoffman Senior Vice President	U.S.	Senior Vice President of Loews

Peter W. Keegan Senior Vice President and Chief Financial Officer	U.S.	Senior Vice President and Chief Financial Officer of Loews

Richard W. Scott Senior Vice President and Chief Investment Officer	U.S.	Senior Vice President and Chief Investment Officer of Loews

Kenneth I. Siegel Senior Vice President	U.S.	Senior Vice President of Loews

Andrew H. Tisch Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee	U.S.	Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee of Loews

James S. Tisch Office of the President, President and Chief Executive Officer and Director	U.S.	Office of the President, President and Chief Executive Officer of Loews

Jonathan M. Tisch Office of the President and Co-Chairman of the Board and Director	U.S.	Office of the President and Co-Chairman of the Board of Loews